

13030276

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2013
Washington DC
400

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-46985 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edgewood Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Federated Investors Tower 1001 Liberty Avenue
(No. and Street)

| Pittsburgh | PA | 15222-3779 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lori A. Hensler 412-288-1277
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

| 2100 One PPG Place | Pittsburgh | PA | 15222 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Lori A. Hensler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgewood Services, Inc., as of February 26, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Assistant Treasurer

Title

Notary Public


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Deanna L. Marley, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires June 14, 2016
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Edgewood Services, Inc.

Year ended December 31, 2012
with Report and Supplementary Report of Independent Registered Public Accounting Firm

**EDGEWOOD SERVICES, INC.**
**FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION**
**YEAR ENDED DECEMBER 31, 2012**

---

## Contents

Ernst & Young

# Report of Independent Registered Public Accounting Firm

Board of Directors of
Edgewood Services, Inc.

We have audited the accompanying financial statements of Edgewood Services, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statement of loss, changes in shareholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edgewood Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

**Supplementary Information**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole


Ernst & Young LLP

February 25, 2013

**EDGEWOOD SERVICES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2012**
(dollars in thousands, except per share data)

| | | |
|---|---|---|
| Assets: | | |
| Cash equivalents | $ | 196 |
| Receivables from affiliates, net | | 12,666 |
| Prepaid expenses | | 2 |
| Total assets | $ | 12,864 |
| Liabilities: | | |
| Total liabilities | $ | 0 |
| Shareholder's Equity: | | |
| Capital stock, par value $.01 per share; 20,000 shares authorized, 12,309 shares issued and outstanding | | 0 |
| Additional paid-in capital | | 2,421 |
| Retained earnings | | 10,443 |
| Total shareholder's equity | | 12,864 |
| Total liabilities and shareholder's equity | $ | 12,864 |

(The accompanying notes are an integral part of these financial statements.)

**EDGEWOOD SERVICES, INC.**
**STATEMENT OF LOSS**
**FOR THE YEAR ENDED DECEMBER 31, 2012**
(dollars in thousands)

| | | |
|---|---|---|
| Operating Expenses: | | |
| Other tax expense | $ | 15 |
| Corporate licensing and registration fees | | 1 |
| Other | | 1 |
| Total operating expenses | | 17 |
| Operating loss | | (17) |
| Loss before income taxes | | (17) |
| Income tax benefit | | (6) |
| Loss from continuing operations | | (11) |
| Loss from discontinued operations, net of tax | | (17) |
| Net loss | $ | (28) |

(The accompanying notes are an integral part of these financial statements.)

**EDGEWOOD SERVICES, INC.**
**STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2012**
(dollars in thousands)

| | Capital Stock | Additional Paid-In Capital | Retained Earnings | Total Shareholder's Equity |
|---|---|---|---|---|
| Balance at January 1, 2012 | $ 0 | $ 2,421 | $ 10,471 | $ 12,892 |
| Net loss | 0 | 0 | (28) | (28) |
| Balance at December 31, 2012 | $ 0 | $ 2,421 | $ 10,443 | $ 12,864 |

(The accompanying notes are an integral part of these financial statements.)

**EDGEWOOD SERVICES, INC.**
**STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS**
**FOR THE YEAR ENDED DECEMBER 31, 2012**
(dollars in thousands)

| | | |
|---|---|---|
| Balance at January 1, 2012 | $ | 0 |
| Additions and/or reductions | | 0 |
| Balance at December 31, 2012 | $ | 0 |

(The accompanying notes are an integral part of these financial statements.)

**EDGEWOOD SERVICES, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2012**
(dollars in thousands)

| | | |
|---|---|---|
| Operating Activities: | | |
| Net loss | $ | (28) |
| Adjustments to reconcile net loss to net change in cash equivalents from operating activities: | | |
| Decrease in receivable from affiliates, net | | 28 |
| Net change in cash equivalents from operating activities | | 0 |
| Net change in cash equivalents | | 0 |
| Cash equivalents, beginning of year | | 196 |
| Cash equivalents, end of year | $ | 196 |

(The accompanying notes are an integral part of these financial statements.)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Edgewood Services, Inc. (the "Company") is an indirect, wholly owned subsidiary of Federated Investors, Inc. ("Federated"). The Company is registered as a broker/dealer under the Securities Exchange Act of 1934 to act as distributor for bank-advised mutual funds. The Company currently has no such clients. Management intends to keep the Company in operation and registered as a broker/dealer for the foreseeable future while it evaluates other new business opportunities. The Company may continue to incur operating losses in the future.

(b) Basis of Presentation

The Financial Statements include the accounts of the Company. Such statements have been prepared in accordance with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the Financial Statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the Financial Statements.

(c) Cash Equivalents

"Cash equivalents" represent an investment in a money market fund that is managed by an affiliate of the Company. This investment may be redeemed upon demand.

(d) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, will be recorded by the Company to the extent that the losses can be used to reduce consolidated tax expense. The Company computes and remits state taxes on a separate- or combined-company basis, as required, in compliance with the respective state tax law.

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to any temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities, if any, are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes a valuation allowance if, based on the weight of available evidence regarding future taxable income, it is more likely than not that some portion or all of any deferred tax assets will not be realized.

(2) DISCONTINUED OPERATIONS

In the third quarter 2006, the Company completed the sale of certain assets associated with its Trust*Connect*® mutual fund processing business (the Clearing Business) to Matrix Settlement and Clearance Services, LLC. The sale was completed over a series of closings during 2006.

(2) DISCONTINUED OPERATIONS, continued

The results of operations of the Clearing Business included in "Loss from discontinued operations, net of tax," were as follows for the year ended December 31, 2012:

| *in thousands* | | |
|---|---|---|
| Pre-tax loss from discontinued operations | $ | (26) |
| Income tax benefit | | (9) |
| Loss from discontinued operations, net of tax | $ | (17) |

The company had no continuing involvement with the Clearing Business subsequent to the 2006 sale. The "Pre-tax loss from discontinued operations" represents record storage fees.

(3) FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or the price paid to transfer a liability as of the measurement date. The Company measures certain financial and nonfinancial assets and liabilities, if any, at fair value on a recurring basis using inputs that may be observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

The Company's "Cash equivalents" is an investment in a money market fund. This investment was valued at $196,000 as of December 31, 2012. Cash investments in money market funds are valued under the market approach through the use of quoted market prices in an active market, which is the net asset value of the underlying funds, and are classified within Level 1 of the valuation hierarchy.

"Receivable from affiliates, net" has not been settled in cash nor is it Federated management's current plan to settle this item in cash in the foreseeable future.

(4) TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, certain expenses of the Company are funded by another subsidiary of Federated and charged to the Company.

The "Receivable from affiliates, net" on the Company's Statement of Financial Condition represents the life-to-date amounts collected by an affiliate on behalf of the Company in excess of expenses paid or incurred by affiliates of the Company on its behalf. There is no intention now or in the foreseeable future to settle the net intercompany receivable.

(5) INCOME TAXES

Income tax benefit for the year ended December 31, 2012 of $6,000 primarily consisted of the current provision for federal income taxes.

The Company's effective income tax rate from continuing operations for the year ended December 31, 2012 was 35.3%. All tax-related balances due to or from affiliates, if any, are included in "Receivable from affiliates, net."

(5) INCOME TAXES, continued

The Company had gross deferred tax assets of $17,000 at December 31, 2012 for state tax net operating loss carryforwards. A valuation allowance has been recognized for $17,000 due to management's belief that it is more likely than not that the Company will not realize the benefit of the state tax net operating loss carryforwards. Management increased this valuation allowance by $2,000 during the reporting period as a result of the additional state tax net operating loss generated in 2012. The Company's state tax net operating loss deferred tax assets will expire in 2029, 2030, 2031 and 2032 for $5,000, $6,000, $4,000 and $2,000, respectively. The Company did not have any deferred tax liabilities at December 31, 2012.

The Company files annual income tax returns in various U.S. state and local jurisdictions. Based upon its review of these filings, there were no material unrecognized tax benefits as of December 31, 2012. There were no material changes during 2012. There is no reasonable possibility of a significant increase or decrease in unrecognized tax benefits within the next twelve months.

(6) REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2012, the Company had no aggregate indebtedness and net capital of $192,000, which was $167,000 in excess of its required net capital of $25,000.

(7) COMMITMENTS AND CONTINGENCIES

The Company has no claims asserted or threatened against it as of December 31, 2012.

Federated has claims asserted and threatened against it in the ordinary course of business. As of December 31, 2012, Federated does not believe that a material loss related to these claims is reasonably possible.

# Supplemental Information

**EDGEWOOD SERVICES, INC.**
**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1**
**DECEMBER 31, 2012**
(dollars in thousands)

| | | | | |
|---|---|---|---|---|
| **Computation of net capital:** | | | | |
| Shareholder's equity | | | $ | 12,864 |
| Deductions and/or changes: | | | | |
| Nonallowable assets | $ | 12,668 | | |
| Haircut on securities owned | | 4 | | 12,672 |
| Net capital | | | $ | 192 |
| Aggregate indebtedness | | | $ | 0 |
| **Computation of basic net capital requirement:** | | | | |
| Minimum net capital required (greater of $25 or 6-2/3% of aggregate indebtedness) | | | $ | 25 |
| Excess net capital | | | $ | 167 |
| Ratio of aggregate indebtedness to net capital | | | | 0 to 1 |

Note: There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2012 Part IIA FOCUS filing.

**EDGEWOOD SERVICES, INC.**
**STATEMENT REGARDING RULE 15c3-3**
**DECEMBER 31, 2012**

---

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Ernst & Young

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
www.ey.com

# Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors of
Edgewood Services, Inc.

In planning and performing our audit of the financial statements of Edgewood Services, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 25, 2013